FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
January 30, 2001                             Vice President-Investor Relations
                                             214/978-2691

          HALLIBURTON RELEASES FOURTH QUARTER RESULTS, ENERGY SERVICES
                 GROUP INCOME MORE THAN DOUBLES OVER PRIOR YEAR

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) reported today that 2000 fourth quarter net income was $123 million ($0.28 per diluted share) before charges related to its engineering and construction businesses of $118 million, net of taxes ($0.27 per diluted share). The $123 million is an increase of 62 percent compared to 1999 fourth quarter net income before gain on sale of discontinued operations of $76 million ($0.17 per diluted share) and an increase of 19 percent compared to 2000 third quarter net income before gain on sale of vessels of $103 million ($0.23 per diluted share). Including the engineering and construction charges, 2000 fourth quarter net income was $5 million ($0.01 per diluted share).

         Revenues from continuing operations were $3.2 billion representing an improvement of 6 percent versus both the 2000 third quarter and the fourth quarter of 1999. Operating income for the 2000 fourth quarter was $200 million before the charges related to the engineering and construction business. This compares to 1999 fourth quarter operating income of $79 million and 2000 third quarter operating income of $159 million before the $88 million gain on sale of vessels. Increased operating income is mostly due to improved results at Halliburton Energy Services.

         Dave Lesar, Halliburton's chairman of the board, president and chief executive officer, said, " Halliburton Energy Services and Landmark Graphics, which operate under the Energy Services Group, continue to perform exceptionally well. The outlook for additional increases in earnings for Halliburton Energy Services and Landmark remain very positive as North American activity is expected to remain strong and while international activity should accelerate. As previously announced, we have begun taking action to realign our engineering and construction businesses under a single management team. This new team is committed to building a profitable engineering and construction business that can operate in today's global environment."

2000 Fourth Quarter Segment Results
         The Energy Services Group segment posted 2000 fourth quarter revenues of $2.3 billion representing an increase of 22 percent compared to the 1999 fourth quarter and an
                                     -more-

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Halliburton Company                                 page 2

increase of 13 percent sequentially. Operating income for the Energy Services Group segment was $183 million before $59 million of charges related to Brown and Root Energy Services. Energy Services Group revenues in the United States increased by 37 percent from the year earlier quarter, while international revenues increased by 15 percent.

         Operating income improvements for the Energy Services Group segment were mostly attributable to Halliburton Energy Services where income increased approximately 260 percent compared to the fourth quarter of 1999, and increased 30 percent sequentially. This resulted in Halliburton Energy Services incremental margins of 31 percent year-over-year and 24 percent sequentially. The operating income improvement at Halliburton Energy Services was realized in all geographic regions, especially in North America, due to higher activity levels and improved pricing for products and services. In addition, operating income at Landmark Graphics more than doubled compared to 2000 third quarter reflecting higher software sales.

         The Engineering and Construction Group segment's fourth quarter 2000 revenues were $918 million, just short of the $1.0 billion achieved in the third quarter of this year and the $1.2 billion from the prior year quarter reflecting the continuing difficult operating environment in the downstream petroleum industry business. The segment posted an operating profit of $35 million for 2000 fourth quarter before the $134 million charge mentioned below. This compares to the third quarter profits of $41 million.

         The 2000 fourth quarter pre-tax charge related to the engineering and construction businesses was $193 million, with $36 million related to severance and restructuring and $157 million for project losses. The charge affected both Brown & Root Energy Services in the Energy Services Group segment and the Engineering and Construction Group segment by $59 million and $134 million, respectively. As a result of these charges, continuing operations posted a net loss of $21 million ($0.05 per diluted share).

Discontinued Operations
         Efforts on selling the Dresser Equipment Group are proceeding well. Negotiations are in process with a purchaser. Sale of this group is expected to be announced in the near future.
         Income from discontinued operations in the fourth quarter of 2000 was $26 million ($0.06 cents per diluted share) compared to $27 million ($0.06 per diluted share) in the third quarter.

Share Repurchase Program
         The company believed that the current stock price did not reflect the long-term potential of the company and aggressively purchased common stock under the previously announced stock repurchase program during the quarter. From September through the end of the year, over 20.4 million shares had been purchased at a cost of almost $760 million, which were paid for through short-term borrowings.
                                     -more-

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Halliburton Company                              page 3

Technology and Business Successes
         During the fourth quarter, Halliburton recognized several successes - in technology, business and safety.

o Landmark Graphics Corporation announced a definitive agreement to acquire PGS Data Management (PGSDM), a division of Petroleum
         Geo-Services ASA. The agreement has been approved by the Halliburton board of directors and is subject to various regulatory and other approvals, as well as the finalization of certain ancillary agreements. The acquisition will expand the Landmark Graphics' portfolio of market-leading technology management solutions and services by adding PGSDM's PetroBank solutions. PetroBank solutions are the industry leader for cost effective internet enabled storage, browsing and retrieval of large volumes of quality controlled exploration and production (E&P) data and information.

o Enventure Global Technology a joint venture between Halliburton Energy Services and Shell Exploration & Production Company installed a second solid expandable tubular (SET) system in Shell's ultra-deepwater well in Alaminos Canyon 557, making it the world's first well to have multiple openhole SET installations, thus enabling Shell to explore the deeper objectives of this ultra-deepwater well.

o Landmark Graphics Corporation has developed a new Web-enabled, risk-based decision support solution. DecisionSpaceTM represents a new paradigm for the industry by integrating technical and business tools in a virtual desktop. DecisionSpaceTM is browser-based, ASP-(application service provider) ready and designed to fully support and enable the industry's rapid utilization of the emerging e-business environment.

o Landmark Graphics Corporation's industry-leading Web-based service, MyLandmarkTM , is now available exclusively to Landmark customers. My Landmark, which was developed with customer input, dramatically enhances the way customers interact with the company by delivering real-time information and knowledge resources to the end user based on the individual's perspective, needs and self-generated user profile. This new Web-based service allows Landmark's customers to access a patent-pending set of decision tools and process guides that assist customers in making more effective and rapid decisions in the exploration and development of oil and gas assets.

o Halliburton Energy Services announced commercialization of MRIL(R) PrimeTime TM as yet another example of Halliburton delivering on its commitment to real time reservoir solutions and reservoir description reports for its clients.

o Fasttrax, a consortium led by Brown & Root Services has been selected by the United Kingdom Ministry of Defense as the preferred bidder for a contract for the provision of Heavy Equipment Transportation Services to the British Army.

                                     -more-

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

     Halliburton Company                            page 4

o M.W. Kellogg Ltd, Kellogg Brown & Root's affiliate company in London, has been awarded a contract to provide front-end engineering design services for Union Fenosa's proposed Egyptian liquefied natural gas
         (LNG) project in the port of Damieta in northern Egypt. The project, estimated at approximately $1 billion, calls for the development of a single-train LNG complex with an estimated capacity of 3.5 to 4 million tons per annum.

o Halliburton Company and Shaw Industries Ltd's joint venture entity, Bredero-Shaw, will invest $30 million in an integrated pipecoating and fabricating facility near Mobile, Alabama. The facility will serve the offshore deepwater markets and is scheduled to open in early 2001.

o Halliburton Subsea has been awarded a services contract by BP and its co-ventures for West of Shetland developments potentially valued at $24 million. The scope of the contract includes provision of subsea tie-back construction services and inspection, repair and maintenance services plus vessel provision as required for the period November 2000 to December 2001, with the possibility of additional work in 2002 and 2003.

o Halliburton Worldwide Limited Oman has worked more than 600,000 hours without a lost time incident and reached the driving milestone of two million safe miles. Both milestones were reached on October 1.

o Halliburton Energy Services was recently recognized for achieving 500 days without a lost-time accident on the Terra Nova project. Halliburton Energy Services is a core member of the Terra Nova Alliance, providing well construction project management and drilling and completions services to deliver the six pre-production wells.

o The Occupational Safety & Health Administration (OSHA) has officially recognized Halliburton Energy Services' Jet Research Center in Alvarado, Texas, as a Star site under its Voluntary Protection Program (VPP) for having an exemplary safety and health program. Jet Research Center is the first explosives manufacturing site ever to enter such a program or achieve this type of recognition from OSHA.

o M.W. Kellogg Ltd., Kellogg Brown & Root's affiliate company in London, has completed the final handover of the Karsto Upgrading Project gas processing plant, 60 kilometers north of Stavanger, in Rogaland, Norway. The fast-track project was completed in less that 38 months with an exemplary health, safety and environment (HSE) record.

o Halliburton Energy Services announced a capital program aimed at solidifying our market leader position. The Reservoir Monitor Tool Elite (RMT EliteTM), a slim-hole pulsed neutron logging system for use in the location and management of hydrocarbon reserves production was introduced. The new system provides operators with a timely answer for

                                     -more-

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

     Halliburton Company                             page 5

         remedial work-over decisions. This allows oil and gas operators the opportunity to accurately evaluate the time-lapse performance of their hydrocarbon producing reservoirs, without removing the tubing from wells, consequently they are seeing tremendous benefits and cost savings when using the system.


         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 2000 for a more complete discussion of such risk factors.

                                       ###

                               Page 9 of 13 Pages
                       The Exhibit Index Appears on Page 4

                                                          HALLIBURTON COMPANY
                                                   Consolidated Statements of Income
                                                              (Unaudited)
                                                       Fourth Quarter Ended            Twelve Months Ended
                                                            December 31                    December 31
                                                    ----------------------------    ---------------------------
                                                       2000            1999            2000            1999
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   2,275        $ 1,865        $   7,916        $ 6,999
Engineering and Construction Group                         918          1,161            4,028          5,314
                                                    ------------    ------------    ------------    -----------
    Total revenues                                   $   3,193        $ 3,026        $  11,944        $12,313
                                                    ============    ============    ============    ===========

Operating income
Energy Services Group                                $     124        $    60        $     526        $   222
Engineering and Construction Group                         (99)            40               14            203
General corporate                                          (18)           (21)             (78)           (71)
Special charges and credits                                  -              -                -             47
                                                    ------------    ------------    ------------    -----------
    Total operating income                                   7             79              462            401

Interest expense                                           (42)           (35)            (146)          (141)
Interest income                                              9              6               25             74
Foreign currency gains (losses), net                        (2)            (6)              (5)            (8)
Other nonoperating, net                                      -              6               (1)           (19)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations before
    income taxes, minority interests, and change
    in accounting method                                   (28)            50              335            307
(Provision)/benefit for income taxes                        11            (18)            (129)          (116)
Minority interest in net income of subsidiaries             (4)            (4)             (18)           (17)
                                                    ------------    ------------    ------------    -----------
Income/(loss) from continuing operations
    before change in accounting method                     (21)            28              188            174
Discontinued operations:
Income from discontinued operations                         26             48               98            124
Gain on disposal of discontinued operations                  -            159              215            159
                                                    ------------    ------------    ------------    -----------
    Total discontinued operations                           26            207              313            283
                                                    ------------    ------------    ------------    -----------
Cumulative effect of change in accounting
    method, net                                              -              -                -            (19)
                                                    ------------    ------------    ------------    -----------
Net income                                           $       5        $   235        $     501        $   438
                                                    ============    ============    ============    ===========

Basic income/(loss) per share:
Continuing operations before
    change in accounting method                      $   (0.05)       $  0.06        $    0.42        $  0.40
Income from discontinued operations                       0.06           0.11             0.22           0.28
                                                    ------------    ------------    ------------    -----------
                                                          0.01           0.17             0.64           0.68
Gain on disposal of discontinued operations                  -           0.36             0.49           0.36
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.01        $  0.53        $    1.13        $  1.00
                                                    ============    ============    ============    ===========

Diluted income/(loss) per share:
Continuing operations before change in
    accounting method                                $   (0.05)       $  0.06        $    0.42        $  0.39
Income from discontinued operations                       0.06           0.11             0.22           0.28
                                                    ------------    ------------    ------------    -----------
                                                          0.01           0.17             0.64           0.67
Gain on disposal of discontinued operations                  -           0.36             0.48           0.36
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.01        $  0.53        $    1.12        $  0.99
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    435            441              442            440
Diluted average common shares outstanding                  435            443              446            443

                              Page 10 of 13 Pages
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

                                                          HALLIBURTON COMPANY
                                                    Pro Forma Statements of Income
                                                              (Unaudited)

                                                       Fourth Quarter Ended            Twelve Months Ended
                                                            December 31                    December 31
                                                    ----------------------------    ---------------------------
                                                       2000            1999            2000            1999
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   2,275        $ 1,865        $   7,916        $ 6,999
Engineering and Construction Group                         918          1,161            4,028          5,314
Dresser Equipment Group                                    363            745            1,400          2,585
                                                    ------------    ------------    ------------    -----------
   Total revenues                                    $   3,556        $ 3,771        $  13,344        $14,898
                                                    ============    ============    ============    ===========

Operating income
Energy Services Group                                $     124        $    60        $     526        $   222
Engineering and Construction Group                         (99)            40               14            203
Dresser Equipment Group                                     43            109              158            249
General corporate                                          (18)           (21)             (78)           (71)
Special charges and credits                                  -              -                -             47
                                                    ------------    ------------    ------------    -----------
   Total operating income                                   50            188              620            650

Interest expense                                           (42)           (36)            (149)          (144)
Interest income                                              7              6               26             76
Foreign currency gains (losses), net                        (1)            (7)              (3)            (8)
Other nonoperating, net                                      -              6               (1)           (19)
                                                    ------------    ------------    ------------    -----------
Pro forma income before income taxes,
   minority interests, and change in accounting
   method                                                   14            157              493            555
Provision for income taxes                                  (5)           (61)            (189)          (214)
Minority interest in net income of subsidiaries             (4)           (20)             (18)           (43)
                                                    ------------    ------------    ------------    -----------
Pro forma income before change in
   accounting method                                         5             76              286            298
Cumulative effect of change in accounting
   method, net                                               -              -                -            (19)
                                                    ------------    ------------    ------------    -----------
Pro forma net income                                 $       5        $    76        $     286        $   279
                                                    ============    ============    ============    ===========

Basic pro  forma income per share:
Before change in accounting method                   $    0.01        $  0.17        $    0.65        $  0.68
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Pro forma net income                                 $    0.01        $  0.17        $    0.65        $  0.64
                                                    ============    ============    ============    ===========

Diluted pro forma income per share:
Before change in accounting method                   $    0.01        $  0.17        $    0.64        $  0.67
Change in accounting method                                  -              -                -          (0.04)
                                                    ------------    ------------    ------------    -----------
Pro forma net income                                 $    0.01        $  0.17        $    0.64        $  0.63
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    435            441              442            440
Diluted average common shares outstanding                  435            443              446            443

Note: The above pro forma financial information is for comparative purposes and presented on a basis other than generally accepted accounting principles. This pro forma income statement excludes the gain on sale of IDP and Dresser-Rand joint venture, and treats Dresser Equipment Group as continuing operations.

                              Page 11 of 13 Pages
                       The Exhibit Index Appears n Page 4

                                                          HALLIBURTON COMPANY
                                     Comparisons on Depreciation, Depletion & Amortization, Capex
                                                      And Research & Development
                                                              (Unaudited)
                                                            ($ in millions)

                                                                4th Qtr   4th Qtr    Incr/    3rd Qtr   Incr/
                                                                  2000      1999     (Decr)    2000     (Decr)
                                                               --------- --------- --------- -------- ---------
Depreciation, Depletion & Amortization

Depreciation, Depletion, Amortization of Intangibles               101       100         1       100        1
Amortization of Goodwill                                             9        12        (3)       12       (3)
   Energy Services Group Total                                     110       112        (2)      112       (2)

Depreciation, Depletion, Amortization of Intangibles                 7         8        (1)        7        0
Amortization of Goodwill                                             2         2         0         2        0
   Engineering & Construction Group Total                            9        10        (1)        9        0

Depreciation, Depletion, Amortization of Intangibles                20         9        11        18        2
Amortization of Goodwill                                             0         0         0         0        0
   Corporate Total                                                  20         9        11        18        2

Total Depreciation, Depletion, Amortization of Intangibles         128       117        11       125        3
Total Amortization of Goodwill                                      11        14        (3)       14       (3)
                                                               --------- --------- --------- -------- ---------
   Total Expense for Continuing Operations                      $  139    $  131     $   8    $  139    $   0

Depreciation, Depletion, Amortization of Intangibles                 9        17        (8)        9        0
Amortization of Goodwill                                             5         3         2         3        2
                                                               --------- --------- --------- -------- ---------
   Dresser Equipment Group Total (Discontinued Ops)             $   14    $   20     $  (6)   $   12    $   2

                                                               --------- --------- --------- -------- ---------
Total Depreciation, Depletion, Amortization Expense             $  153    $  151     $   2    $  151    $   2
                                                               ========= ========= ========= ======== =========

Capital Expenditures

Energy Services Group                                              165       106        59       163        2

Engineering & Construction Group                                    28        10        18         1       27

Corporate and Other                                                 18        19        (1)       14        4
                                                               --------- --------- --------- -------- ---------
   Total for Continuing Operations                              $  211    $  135     $  76    $  178    $  33

Dresser Equipment Group (Discontinued Ops)                           7        25       (18)        6        1
                                                               --------- --------- --------- -------- ---------
   Total Capital Expenditures                                   $  218    $  160     $  58    $  184    $  34
                                                               ========= ========= ========= ======== =========

Research and Development

Energy Services Group                                               60        54         6        60        0

Engineering & Construction Group                                     2         1         1         2        0

Dresser Equipment Group                                              6        10        (4)        6        0
                                                               --------- --------- --------- -------- ---------
   Total Research and Development                               $   68    $   65     $   3    $   68    $   0
                                                               ========= ========= ========= ======== =========

                              Page 12 of 13 Pages
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

                                                          HALLIBURTON COMPANY
                                                    Analysis of Pro forma Earnings
                                                              (Unaudited)
                                               Millions of dollars except per share data

                                                   4th Qtr     3rd Qtr.     4th Qtr.
                                                    2000         2000         1999
                                                 ------------ ------------ ------------
Net Income as Reported                             $     5      $   157      $   235
Gain on Sale of Vessels                                             (54)
Gain on Sale of Discontinued Operations                                         (159)
Engineering and Construction Charges                   118
                                                 ------------ ------------ ------------
   Pro forma Net Income                            $   123      $   103      $    76
                                                 ============ ============ ============

Earnings per Share as Reported                     $  0.01      $  0.35      $  0.53
Gain on Sale of Vessels                                           (0.12)
Gain on Sale of Discontinued Operations                                        (0.36)
Engineering and Construction Charges                  0.27
                                                 ------------ ------------ ------------
   Pro forma Earnings per Share                    $  0.28      $  0.23      $  0.17
                                                 ============ ============ ============

Note: The above pro forma financial information is for comparative purposes and presented on a basis other than generally accepted accounting principles.

                              Page 13 of 13 Pages
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